UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. dated May 28, 2013: Star Bulk Carriers Corp. Reports Financial Results for the First Quarter Ended March 31, 2013.

This report on Form 6-K, except for the sections entitled “Spyros Capralos, President and CEO of Star Bulk, commented” and “Simos Spyrou, Chief Financial Officer of Star Bulk, commented,” is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-180674) that was filed with the U.S. Securities and Exchange Commission with an effective date of July 17, 2012.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2013

ATHENS, GREECE, May 28, 2013 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the first quarter ended March 31, 2013.Financial Highlights

(1)

See the table at the back of this release for a reconciliation of, EBITDA and Adjusted EBITDA to Net Cash Provided by Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Spyros Capralos, President and CEO of Star Bulk, commented: “We are pleased to be reporting positive results during another quarter of challenging freight market conditions, when most of the dry bulk companies are reporting losses. Star Bulk’s forward charter coverage and operational efficiency have had a very important contribution towards this quarter’s results.

Our strategy to fix our capesize vessels on medium to long term charters has been and continues to be very successful, as our average daily capesize earnings have by far outperformed the spot market during the last 2.5 years. Our capesize coverage stands at 88% for 2013 with the current average TC rate of $23,650 per day, following the scrapping of the Star Sigma.

On May 2, 2013, we have announced a backstopped equity rights offering of $75.0 million. Most of the proceeds are expected to be used to acquire fuel efficient dry bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes.

In my view, the agreements with our lenders, announced earlier this year, and the upcoming $75 million fully backstopped equity rights offering have the power to transform Star Bulk into one of the most promising companies in the dry bulk sector.

Our overall strategy is to grow our fleet through timely acquisitions of new eco-efficient vessels. We believe that we are currently at a low part of the shipping cycle, where carefully selected investments can yield attractive returns, which will enhance long-term shareholder value.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented: “We are happy to be announcing $2.8 million of adjusted net income at a time when freight rates are at such low levels.

Our agreements with our lenders have played a significant role in our efforts to preserve our cash. Currently our net debt stands at $171 million vs. $192 million at the end of 2012. Our upcoming equity rights offering will provide the Company with additional strength and ammunition to continue growing. I believe that vessel values are currently at attractive levels and that acquisitions made today could prove to be very profitable.

Our outlook for the dry bulk industry remains positive for the medium-term, especially as the market absorbs the record deliveries of the past years. We expect demand for dry bulk commodities from major developing countries to continue to grow, and the freight market to start improving due to the lower orderbook, increased scrapping, slow steaming and the scarcity of bank financing.”

Fleet Profile (As of May 28, 2013)

On March 14, 2013, we concluded the sale of the vessel Star Sigma, which we delivered to her new owners on April 11, 2013.

Vessels Under Management (As of May 28, 2013)

(*)

For the respective vessels we have been subcontracted for certain management services including crewing, purchasing and insurances.

First Quarter 2013 and 2012 Results (*)

For the first quarter of 2013, total voyage revenues amounted to $18.2 million compared to $27.9 million for the first quarter of 2012, a reduction of 35%. This decrease was mainly attributed to the lower charter rates for some of our vessels due to the decline in the dry bulk charter market, the lower number of voyage charters performed by our Company during the quarter (which also led to reduced voyage expenses) and the lower average number of vessels during the quarter.

For the first quarter of 2013, operating income amounted to $3.0 million compared to operating income of $2.2 million for the first quarter of 2012, an increase of 33%. Net income for the first quarter of 2013 amounted to $1.2 million or $0.21 earnings per basic and diluted share, based on 5,406,306 and 5,406,373 weighted average number of shares, basic and diluted, respectively. Net income for the first quarter of 2012 amounted to $0.1 million, or $0.02 earnings per share calculated on 5,348,268 shares, which was the weighted average number of basic and diluted shares.

Net income for the first quarter of 2013 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.29 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.05 million, or $0.01 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

Excluding these non-cash items, net income for the first quarter of 2013 would amount to $2.8 million, or $0.51 earnings per basic and diluted share, based on 5,406,306 and 5,406,373 weighted average number of shares, basic and diluted, respectively.

Net income for the first quarter of 2012 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.30 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $1.3 million, or $0.25 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized income of $0.1 million, or $0.02 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

•

Loss on sale of vessel of $3.2 million or $0.59 per basic and diluted share in connection with the sale of vessel Star Ypsilon, that concluded in March of 2012.

Excluding these non-cash items, net income for the first quarter of 2012 would amount to $6.1 million, or $1.14 earnings per basic and diluted share, based on 5,348,268 shares, which was the weighted average number of basic and diluted shares.

Adjusted EBITDA for the first quarter of 2013 and 2012, excluding the above items, was $8.7 million and $18.0 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 14.0 and 14.7 vessels during the first quarter of 2013 and 2012, respectively, which earned an average Time Charter Equivalent, or TCE, rate of $14,316 per day and $16,801 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for information regarding our calculation of TCE rates.

For the first quarter of 2013, voyage expenses decreased by $6.1 million to $2.6 million compared to $8.7 million for the first quarter of 2012. The decrease is attributable to a) voyage expenses of $4.0 million related to chartering-in a third party vessel to serve a shipment under a Contract of Affreightment (COA) recorded in the first quarter of 2012 while there was no corresponding expense during the first quarter of 2013 and b) to the fact that during the first quarter of 2013 our vessels were under voyage charter agreements for 89 days while during the first quarter of 2012 our vessels were under voyage charter agreements for 153 days . Under voyage charter agreements all voyage costs are borne and paid by us, as opposed to time charter agreements where they are paid by the charterer. The revenues earned from the voyage charter agreements during the first quarter of 2013 and 2012 were $3.0 million and $7.0 million, respectively after excluding COAs.

For the first quarter of 2013 and 2012, vessel operating expenses and dry-docking expenses totalled $7.2 million and $7.6 million respectively. The decrease in operating expenses is mainly due to fewer ownership days during the first quarter of 2013 as compared to the same period in 2012. Ownership days for the first quarter of 2013 and 2012 were 1,260 and 1,342, respectively.

Depreciation expense decreased to $4.2 million for the first quarter of 2013, compared to $9.8 million for the first quarter of 2012. The decrease was due to:

a)

the impairment losses recognized as of September 30, 2012, in connection with our oldest Capesize vessel, the Star Sigma, and the entire fleet of our eight Supramax vessels, which resulted in a further reduction in the net book value for the respective vessels.

b)

the sale of Star Ypsilon, that concluded in March of 2012.

General and administrative expenses during the first quarter of 2013 decreased to $2.1 million compared to $3.2 million during first quarter of 2012. This decrease was mainly due to lower stock based compensation expenses by $1.3 million in the first quarter of 2013 compared to the same period in 2012.

Gain on time charter agreement termination totaled $6.5 million for the first quarter of 2012, representing a cash payment of $5.73 million and fuel oil valued at $0.72 million received as compensation for the early redelivery of vessel Star Sigma from its previous charterer. No gain on time charter agreement was recorded during the first quarter of 2013.

Other operational gain amounted to $0.9 million during the first quarter of 2013 and mainly consisted of non-recurring revenue of $0.5 million, which represented the payment of installments due to us under settlement agreements for two commercial claims and a gain of $0.4 million regarding a hull and machinery claim. Other operational gain amounting to $0.1 during the first quarter of 2012, represents a gain derived from a hull a machinery claim.

In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $0.5 million described in other operational gain above, during the first quarter of 2013, we incurred an expense of $0.2 million which is included under other operational loss. During the first quarter of 2012, no other operational loss was recorded.

Loss on sale of vessel amounting to $3.2 million, during the first quarter of 2012, represents a loss on sale of the vessel Star Ypsilon that took place in March of 2012. No vessel disposal took place during the first quarter of 2013. On March 14, 2013, we concluded the sale of the vessel Star Sigma, for a consideration that approximated her carrying value. The vessel was delivered to her new owners on April 11, 2013.

For the first quarter of 2013, interest and finance costs decreased by $0.3 million to $1.9 million, compared to $2.2 million for the first quarter of 2012. The decrease is mainly attributable to lower average outstanding debt during the first quarter of 2013 amounting to $213.4 million compared to $257.9 for the first quarter of 2012, which though was partially off-set by an increase in weighted average interest rates in first quarter of 2013 amounting to 3.22% as compared to 3.04% for the first quarter of 2012. The increase in weighted average interest rates is mainly due to the amendment of our loan agreements, reached in December of 2012.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the first quarter of 2013 and 2012, was $9.0 million and $12.2 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates, (see “Summary of Selected Data” below) as a result of the decline in the prevailing freight rate environment. For the first quarter of 2013, we earned a daily TCE rate of $14,316 compared to a daily TCE rate of $16,801 for the first quarter of 2012. Additional net cash provided by operating activities for the first quarter of 2013 decreased due to fewer voyage days amounted to 1,201 compared to 1,239 days during the same period of 2012.

Net cash provided by investing activities for the first quarter of 2013 and 2012, was $9.1 million and $10.5 million, respectively. For the first quarter of 2013 net cash provided by investing activities consisted of $1.8 million representing the 20% advance received based on the agreement signed in March 2013 to sell the vessel Star Sigma, which was delivered to its purchaser on April 11, 2013, a decrease of $6.5 million in restricted cash and insurance proceeds amounting to $1.2 offset by additions to vessels cost and other fixed assets amounting to $0.4 million. Net cash provided by investing activities for the first quarter of 2012 consisted of the proceeds from sale of the vessel Star Ypsilon amounting to $8.0 million, a net decrease of $2.0 million in restricted cash and insurance proceeds amounting to $0.5 million.

Net cash used in financing activities for the first quarter of 2013 and 2012 was $12.7 million and $17.5 million, respectively. For the first quarter of 2013, net cash used in financing activities represents loan installment payments. For the first quarter of 2012, net cash used in financing activities consisted of loan instalment payments amounting to $16.0 million, cash dividend payments of $1.2 million, and $0.3 million paid for the repurchase of 21,294 shares under the terms of the Company’s share re-purchase plan, which expired on December 31, 2012.

Summary of Selected Data

(1)  Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)    As of the last day of the periods reported.

(3)

Average age of operational fleet is calculated as at March 31, 2013 and 2012, respectively.

(4)

Ownership days are the total calendar days each vessel in the fleet was owned by the Company for the relevant period.

(5)

Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(6)

Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(7)

Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(8)

Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Unaudited Consolidated Condensed Statement of Operations

Unaudited Consolidated Condensed Balance Sheets

*As of March 31, 2013, we had $30,678 thousand in cash which included $18,312 thousand free cash and $12,366 thousand restricted cash. Restricted cash consisted of $5,366 thousand deposited in pledged accounts and $7,000 thousand minimum liquidity required by our loan agreements.

Unaudited Cash Flow Data

EBITDA and adjusted EBITDA Reconciliation

We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

We excluded amortization of the fair value of above market acquired time charters associated with time charters attached to vessels acquired, non-cash loss related to sale of vessel, change in fair value of derivatives and stock-based compensation expense recognized during the period, to derive adjusted EBITDA. We excluded the above non-cash items to derive adjusted EBITDA because we believe that these non-cash items do not reflect the operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

Conference Call details:

Our management team will host a conference call to discuss our financial results today, May 28th at 11 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until June 4,, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of thirteen dry bulk carriers. The total fleet consists of five Capesize and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,290,602 deadweight tons. The average age of our current operating fleet is approximately 11.1 years. Additionally, we have three third party drybulk vessels under our management, one Capesize and two Supramax vessels and we have been sub-contracted for certain management services, including crewing, purchasing  and insurances, for two product tankers. The total combined cargo carrying capacity of these vessels amounts to 387,631 deadweight tons.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: May 29, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President